SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

(Amendment No. 1)

Rubicon Technology, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

78112T206

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

CUSIP No. 78112T206	SCHEDULE 13G	Page 2 of 10

1.	NAMES OF REPORTING PERSONS Poplar Point Capital Management LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 131,809
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER See Row 6 above.

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above.
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.4%
12.	TYPE OF REPORTING PERSON (See Instructions) IA

CUSIP No. 78112T206	SCHEDULE 13G	Page 3 of 10

1.	NAMES OF REPORTING PERSONS Poplar Point Capital Partners LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 131,809
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER See Row 6 above.

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above.
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.4%
12.	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 78112T206	SCHEDULE 13G	Page 4 of 10

1.	NAMES OF REPORTING PERSONS Poplar Point Capital GP LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 131,809
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER See Row 6 above.

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above.
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.4%
12.	TYPE OF REPORTING PERSON (See Instructions) HC

CUSIP No. 78112T206	SCHEDULE 13G	Page 5 of 10

1.	NAMES OF REPORTING PERSONS Jad Fakhry
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 131,809
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER See Row 6 above.

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above.
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.4%
12.	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 78112T206	SCHEDULE 13G	Page 6 of 10

Item 1(a).	Name of Issuer:

Rubicon Technology, Inc., a Delaware corporation (the "Issuer").

Item 1(b).	Address of Issuer's Principal Executive Offices:

900 East Green Street, Bensenville, Illinois 60106

Item 2.	Name of Person Filing:

(a) This Schedule 13G is being jointly filed by Poplar Point Capital Management LLC, a Delaware limited liability company (“PPCM”), Poplar Point Capital Partners LP, a Delaware limited partnership ("PPCP"), Poplar Point Capital GP LLC, a Delaware limited liability company (“PPCGP”), and Jad Fakhry, a United States citizen (collectively with PPCM, PPCP and PPCGP, the “Reporting Persons”) with respect to shares of Common Stock of the Issuer owned by PPCP.

PPCM is the investment manager for PPCP. PPCGP is the general partner of PPCP. Mr. Fakhry is the manager of, and owns a controlling interest in, PPCM and PPCGP.

The filing of this statement shall not be construed as an admission that any of the Reporting Persons is the beneficial owner of any securities covered by the statement other than the securities actually owned by such person (if any).

(b) The principal business address for each of the Reporting Persons is c/o Poplar Point Capital Management LLC, 330 Primrose Road, Suite 400, Burlingame, CA 94010.

(c) PPCM, PPCP and PPCGP are all organized in the State of Delaware. Mr. Fakhry is a United States citizen.

(d) Title of Class of Securities: Common Stock, par value $0.001 per share.

(e) CUSIP Number: 78112T206.

Item 3.	If This Statement is Filed Pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined, in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☒ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (15 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with § 240.13d-113d-1(b)(1)(ii)(K).

CUSIP No. 78112T206	SCHEDULE 13G	Page 7 of 10

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution.

Item 4.	Ownership:

Item 2 is incorporated by reference.

(a)	Each of the Reporting Persons may be deemed to beneficially own 131,809 shares of Common Stock.*

(b)	The number of shares each Reporting Person may be deemed to beneficially own constitutes approximately 5.4% of the Common Stock outstanding, based on 2,445,681 shares of Common Stock outstanding as of November 1, 2021, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 2021.

(c)	Number of shares as to which each Reporting Person has:

(i)	Sole power to vote or to direct the vote: 0.

(ii)	Shared power to vote or to direct the vote: 131,809.

(iii)	Sole power to dispose or to direct the disposition of: 0.

(iv)	Shared power to dispose or to direct the disposition of: 131,809.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

See Items 2 and 4 above.

*PPCP directly owns 131,809 shares of Common Stock of the Issuer (the "PPCP Shares") and each of the Reporting Persons may be deemed to beneficially own the PPCP Shares based on the ownership and control structure set forth in Item 2. PPCM, as the investment advisor of PPCP, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the PPCP Shares. PPCGP, as the general partner of PPCP, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the PPCP Shares. By virtue of Mr. Fakhry's position as the manager of each of PPCM and PPCGP, Mr. Fakhry may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the PPCP Shares, and therefore Mr. Fakhry may be deemed to be the beneficial owner of the PPCP Shares. Each of PPCGP, PPCM, and Mr. Fakhry disclaims beneficial ownership of the PPCP Shares. In addition, the filing of this Schedule 13G shall not be construed as an admission that any of the reporting persons is the beneficial owner of any securities covered by this Schedule 13G for any other purposes than Section 13(d) of the Securities Exchange Act of 1934.

CUSIP No. 78112T206	SCHEDULE 13G	Page 8 of 10

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 78112T206	SCHEDULE 13G	Page 9 of 10

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 7th day of February, 2022	POPLAR POINT CAPITAL MANAGEMENT LLC

	By:	/s/ Jad Fakhry
Jad Fakhry, Manager

POPLAR POINT CAPITAL PARTNERS LP

	By:	Poplar Point Capital GP LLC
its General Partner

	By:	/s/ Jad Fakhry
Jad Fakhry, Manager

POPLAR POINT CAPITAL GP LLC

	By:	/s/ Jad Fakhry
Jad Fakhry, Manager

/s/ Jad Fakhry
JAD FAKHRY, an individual

CUSIP No. 78112T206	SCHEDULE 13G	Page 10 of 10

JOINT FILING AGREEMENT

The undersigned hereby agree to jointly prepare and file with regulatory authorities this Schedule 13G and any future amendments thereto reporting each of the undersigned’s ownership of securities of the Issuer named herein, and hereby affirm that such Schedule 13G is being filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated this 7th day of February, 2022	POPLAR POINT CAPITAL MANAGEMENT LLC

	By:	/s/ Jad Fakhry
Jad Fakhry, Manager

POPLAR POINT CAPITAL PARTNERS LP

	By:	Poplar Point Capital GP LLC
its General Partner

	By:	/s/ Jad Fakhry
Jad Fakhry, Manager

POPLAR POINT CAPITAL GP LLC

	By:	/s/ Jad Fakhry
Jad Fakhry, Manager

/s/ Jad Fakhry
JAD FAKHRY, an individual